SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 X       EXCHANGE ACT OF 1934.
------   For the fiscal year ended       December 31, 1998
                                   --------------------------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
-----    SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from-------------  to-------------

         Commission file number       1-6047
                                -----------------



                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
           EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180
                     (FORMALLY PENNSYLVANIA ELECTRIC COMPANY
              EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                              2800 Pottsville Pike
                        Reading, Pennsylvania 19640-0001
                        --------------------------------

              (Full Title of the Plan and the Address of the Plan)



                                    GPU, INC
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------


             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                                      INDEX
                                     -------


                                                                     Pages

Independent Auditor's Report                                           1


Financial Statements:
  Statements of Net Assets Available for Plan
      Benefits as of December 31, 1998 and 1997                         2

  Statements of Changes in Net Assets Available
      for Plan Benefits for the years ended
      December 31, 1998 and 1997                                       3

  Notes to Financial Statements                                      4-13

                          INDEPENDENT AUDITOR'S REPORT




To the Administrative Committee of the
GPU Companies Employee Savings Plan for
Employees Represented by IBEW Local 459
And UWUA Local 180:

I have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 459 and UWUA Local 180 (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



105 North 22nd Street
Philadelphia, Pennsylvania
May 28, 1999

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997
                                     -------



                                              1998                     1997
                                              ----                     ----

Investments in GPU Companies
        Master Savings Plan Trust
        at fair value                     $100,612,554             $77,517,000

Participant loans receivable                 1,306,943               1,255,809
                                           -----------              ----------

Net assets available for plan
        benefits                          $101,919,497             $78,772,809
                                           ===========              ==========





                     The accompanying notes are an integral
                        part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                     -------



                                              1998                   1997
                                              ----                   ----

Balances, beginning of year                 $78,772,809           $63,574,149
                                            -----------           -----------

Increases:
    Contributions:
        Employee                              6,768,408             6,235,071
        Employer                              1,048,401               662,572
        Rollovers                                 3,027               175,922
Interest on loans                               100,795                95,350

    Transfers from affiliated
        pension plans                         4,588,529               382,282
    Net investment gain in GPU
     Companies Master Savings
     Plan Trust                              15,784,551            10,296,107
                                            -----------           -----------

                                             28,293,711            17,847,304
                                            -----------           -----------

Decreases:
  Distributions and
      withdrawals                             5,147,091             2,321,614

  Transfers to/(from) affiliated
      savings plans                                 (68)              327,030
                                            ------------           ----------

                                           $  5,147,023           $ 2,648,644
                                            -----------            ----------

Balances, end of year                      $101,919,497           $78,772,809
                                            ===========            ==========




                     The accompanying notes are an integral
                        part of the financial statements.

                GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR EMPLOYEES
                REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180

                          NOTES TO FINANCIAL STATEMENTS
                                     -------

1.       General Description of the Plan:

         The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW Local 459 and UWUA Local 180, formerly Pennsylvania Electric Company, ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1998. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

                  General:

         The Plan is a defined contribution plan. In general, all employees represented by IBEW Local 459 and UWUA Local 180 ("Company") are eligible to participate in the plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

         The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

         The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

         Effective October 1, 1998, the Company changed the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company.

                  Contributions:

         The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect
         (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).


                                    Continued

                                     -------

1.       General Description of the Plan, continued:

                  Matching Program:

     The Company provided a matching contribution to the Plan, on behalf of each participant, except certain temporary employees as defined in the Plan document, in an amount equal to 50% of a participant's aggregate contributions up to 4% of the participant's base compensation.

                  Administrative Expenses:

     The Company generally absorbs all administrative costs of the Plan, except for Investment and Trustee Fees which are paid out of plan assets held in the trust. Investment gains in the GPU Companies Master Trust are shown net of these Investment and Trustee Fees.

                  Investment Funds:

     Participants may elect to have their Plan accounts invested in one or more of the following fourteen investment options:

     - Fidelity Puritan Fund: The fund seeks to obtain a balance between capital appreciation, preservation of capital and generation of income.

     - Fidelity Retirement Growth Fund: The fund seeks to provide the opportunity for significant capital appreciation.

     -    Fidelity  OTC  Portfolio  Fund:  The  fund  seeks  long-term   capital
          appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

     - Fidelity Overseas Fund: The fund seeks long-term capital appreciation, primarily through investments in foreign securities.

     - Interest Income Fund: The return objective of the fund is to provide a higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.

     - Diversified Bond Fund: The fund seeks to match or exceed the returns of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds-those rated at least BBB-by Standard & Poor's or Baa3 by Moody's Investors Service.

     - Conservative Growth Portfolio: The investment objective of the Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.








                                    Continued

                                     -------

1.       General Description of the Plan, continued:

                    Investment Funds, continued:

         - Moderate Growth Portfolio: The investment objective of the Portfolio is to provide growth from stock funds and income from fixed income securities. The moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

         - Aggressive Growth Portfolio: The investment objective of the Portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

         - S&P 500 Index Fund: The Fund seeks to match the performance of the Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

         - International Equity Fund: This is an actively managed fund that seeks to outperform the performance of the Morgan Stanley Capital International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

         - Small Cap Equity Fund: This is an actively managed fund that seeks to consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

         - GPU Stock Fund: The Fund's goal is to provide long-term growth through capital appreciation and dividend income. The Fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.

         - Mutual Fund Window: The Mutual Fund Window (MFW) offers approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.




                                    Continued

                                     -------

1.       General Description of the Plan, continued:

                  Employee Participation in the Plan:

         The number of participating employees with account balances invested in each investment option at December 31, 1998 and 1997 was as follows:

            FUND #/FUND NAME                         NUMBER OF PARTICIPANTS
            ----------------                         ----------------------
                                                     1998             1997
                                                     ----             ----
            10 Int. Income                           825              922
            20 Diversified Bond                      233               NA
            30 Conserv. Growth                        34               NA
            35 S&P 500 Index                         898               NA
            40 Mod. Growth                           767               NA
            45 Fidelity Puritan                      215              990
            50 Aggress. Growth                       137               NA
            55 Fidelity Ret. Growth                  215              954
            60 Sm. Cap. Equity                       260               NA
            65 Fidelity OTC                          103              323
            70 Internat'l Equity                     126               NA
            75 Fidelity Overseas                      44              165
            80 GPU Stock                             260              270
            85 Mutual Fund Window                      8               NA
            **Fidelity Intermediate Bond              NA              231
            **Fidelity U.S. Equity Index              NA              246
            **Fidelity Asset Manager Income           NA               22
            **Fidelity Asset Manager                  NA               57
            **Fidelity Asset Manager Growth           NA               96

            **No fund number was assigned to this investment option NA Investment option was not available at year end

        The total number of participants in the Plan at December 31, 1998 and 1997 was 1,824 and 1,893, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                  Participant Accounts:

       Each participant's account is credited with the participant's own contribution and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU Stock, and number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.

                  Vesting:

       Participants are 100% vested at all times in their Plan accounts.



                                    Continued

                                     -------

1.     General Description of the Plan, continued:

                  Distributions and Withdrawals:

       A participant's Plan account balances become distributable upon termination of the participant's employment. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election up to age 70 1/2. If distribution of a participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

                  Loans to Participants:

       The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.22% and 7.82%, and the interest rates for loans four years and ten months or less were 8.87% and 7.87% at December 31, 1998 and 1997, respectively.

                  Plan Termination:

       The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.     Summary of Significant Accounting Policies:

                  Valuation of Investments:

       The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trust and the Plan's relative interest in the Trust. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).


                                    Continued

                                     -------

                  Valuation of Investments, continued:

       The net investment gain from the GPU Companies Master Savings Plan Trust which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

       The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.

                  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                  Reclassifications

       Certain prior year amounts have been reclassified to conform to the 1998 presentation. These changes had no impact on previously reported net assets.

3.     Investments:

       The investments reflected in the December 31, 1998 and 1997 Statement of Net Assets Available for Plan Benefits represent the Plan's 11.33% and 10.57% share of total investments held in the GPU Companies Master Savings Plan Trust, respectively, at December 31, 1998 and 1997.




                                    Continued



                    NOTES TO FINANCIAL STATEMENTS, Continued
                                     -------

3.     Investments, continued:

        At December 31, 1998 and 1997, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                             1998                               1997
                                                             ----                               ----
 Aggressive Growth Portfolio                            $ 20,216,125                    $          NA
 Fidelity Retirement Growth Fund                          59,489,456*                     187,944,826*
 Small Cap Equity Fund                                    32,580,387                               NA
 Fidelity OTC Portfolio Fund                              19,301,413                       39,107,662*
 International Equity Fund                                10,845,885                               NA
 Fidelity Overseas Fund                                    4,402,532                       12,710,057
 GPU Stock Fund                                           24,076,904                       23,974,703
 Mutual Fund Window                                        2,843,205                               NA
 Interest Income Fund                                    185,931,322*                     170,645,706*
 Diversified Bond Fund                                    27,650,755                               NA
 Conservative Growth Portfolio                             6,824,143                               NA
 S&P 500 Index Fund                                      257,907,002*                              NA
 Moderate Growth Portfolio                               178,609,215*                              NA
 Fidelity Puritan Fund                                    57,164,483*                     213,000,893*
 Fidelity Intermediate Bond Fund                                  NA                       24,702,804
 US Equity Index Fund                                             NA                       42,325,839*
 Fidelity Asset Manager-Income Fund                               NA                        1,803,399
 Fidelity Asset Manager Fund                                      NA                        5,002,929
 Fidelity Asset Manager Growth Fund                               NA                       12,250,177
                                                         -----------                     ------------

 Total Investments at fair value                        $887,842,827                     $733,468,995
                                                         ===========                      ===========

 Total Investments at cost                              $796,813,185                     $692,066,105
                                                         ===========                      ===========

*    These investments represent 5% or more of the net assets available for benefits.


                                    Continued



                  NOTES TO THE FINANCIAL STATEMENTS, Continued

3.   Investments, Continued:

Based on participant investment options at December 31, 1998 and 1997, the Plan's investments were allocated as follows:

                                                              1998              1997
                                                            % by Fund        % by Fund
                                                            ---------        ---------
10 Interest income                                            22.78%            25.50%
20 Diversified Bond                                            2.74%               NA
30 Conservative Growth                                         0.82%               NA
35 S&P 500 Index                                              26.00%               NA
40 Moderate Growth                                            18.91%               NA
45 Fidelity Puritan                                            7.01%            27.50%
50 Aggressive Growth                                           2.58%               NA
55 Fidelity Retirement Growth                                  7.85%            26.00%
60 Small Cap. Equity                                           3.79%               NA
65 Fidelity OTC                                                2.28%             5.00%
70 International Equity                                        1.19%               NA
75 Fidelity Overseas                                           0.50%             2.00%
80 GPU Stock                                                   3.40%             4.00%
85 Mutual Fund Window                                            **                NA
NA Fidelity Intermediate Bond                                    NA              3.00%
NA Fidelity US Equity Index                                      NA              4.50%
NA Fidelity Asset Manager Income                                 NA                **
NA Fidelity Asset Manager                                        NA              1.00%
NA Fidelity Asset Manager Growth                                 NA              1.50%


** Investment option represents less than .5% of the total investments. NA investment option was not available in plan year shown above.

For the years ended December 31, 1998 and 1997, the changes in the accounts of the GPU Companies Master Savings Plan Trust, respectively, are summarized as follows:

                               Fidelity                        Fidelity
                              Retirement      Fidelity       Intermediate    Interest                        OTC
                             Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                             -----------     -----------      ----------    -----------    ----------    ----------

Investments,
December 31, 1996           $170,592,916    $172,763,691     $24,489,489   $174,420,637   $19,603,697   $24,964,812
                             -----------     -----------      ----------    -----------    ----------    ----------
Increases:
   Employee contributions     11,535,562      10,786,762       1,541,235      8,892,142     1,553,983     3,049,017
   Employer contributions      3,402,725       3,429,961         551,828      2,670,995       453,630       845,131
   Transfers from
     affiliated
     pension plans             1,737,001       1,740,135         255,273      4,375,189       188,678       622,039
   Transfers
     between investment
     funds                   (17,811,426)     (1,315,832)     (2,257,784)   (11,440,929)   (2,181,242)    8,330,752
   Interest on loans             276,249         237,508          32,495        225,043        41,342        64,085
   Net investment gain        29,586,890      38,564,647       1,779,609     11,260,426     5,935,767     2,791,373
                             -----------     -----------      ----------    -----------    ----------     ---------
                              28,727,001      53,443,181       1,902,656     15,982,866     5,992,158    15,702,397
                             -----------     -----------      ----------    -----------    ----------     ---------
Decreases:
   Distributions and
     withdrawals              11,375,091      13,205,979       1,689,341     19,757,797     1,621,152     1,559,547
                             -----------     -----------      ----------    -----------    ----------    ----------

Investments,
     December 31, 1997      $187,944,826    $213,000,893     $24,702,804   $170,645,706   $23,974,703   $39,107,662
                             ===========     ===========      ==========    ===========    ==========  ============

Increases:
   Employee contributions      9,196,535       8,739,103       1,037,323      6,139,913     1,216,160     2,686,261
   Employer contributions      2,719,436       2,713,781         373,467      1,931,303       375,746       729,367
   Transfers from
     affiliated
     pension plans               877,900         690,166          87,787      1,686,226        50,699       237,581
   Transfers between
     investment funds         (4,271,782)    (16,809,465)        946,584     14,924,064    (1,756,221)   (1,996,740)
   Interest on loans             225,070         183,916          22,274        147,794        33,459        53,138
   Net investment gain        21,141,314       7,698,420       1,766,493      8,140,794       981,960     3,117,702
                             -----------     -----------      ----------    -----------    ----------    ----------
                              29,888,473       3,215,921       4,233,928     32,970,094       901,803     4,827,309
                             -----------     -----------      ----------    -----------    ----------    ----------
Decreases:
   Distributions and
     withdrawals               8,460,989       9,851,412       1,123,297     13,763,442     1,178,926     1,372,584
                             -----------     -----------      ----------    -----------    ----------    ----------
   Investment transfer to
     State Street
     Bank on
     September 30, 1998      209,372,310     206,365,402      27,813,435    189,852,358    23,697,580   42,562,387
                             -----------     -----------      ----------    -----------    ----------    ---------

Investments,
October 1, 1998              $     -         $     -          $    -        $     -        $    -       $    -
                             ===========     ===========      ==========    ===========    ==========   ==========


                                       11a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



                                                                                             Fidelity
                              Overseas    Asset Manager    Asset Manager    Asset Manager    US Equity
                                Fund           Fund         Growth Fund      Income Fund     Index Fund       Total
                             ----------     ---------        ----------      ---------      ----------     -------------

Investments,
     December 31, 1996
     (Cont'd.)              $ 7,383,853    $2,944,880       $ 4,430,209     $  714,957     $15,918,255      $618,227,396
                             ----------     ---------        ----------      ---------      ----------     -------------
Increases:
   Employee contributions     1,126,521       321,601           877,774        127,029       2,527,329       42,338,955
   Employer contributions       318,430       110,872           269,950         44,294         784,046       12,881,862
   Transfers from
     affiliated
     pension plans              273,328       146,239           175,504         38,728         405,177       9,957,291
   Transfers between
     investment funds         3,318,075     1,199,905         4,639,362        858,401      16,660,718            -
   Interest on loans             23,168         4,057            18,703          2,770          42,599          968,019
   Net investment gain          895,221       843,080         2,037,485        152,886       8,062,850      101,910,234
                             ----------     ---------        ----------      ---------      ----------      -----------
                              5,954,743     2,625,754         8,018,778      1,224,108      28,482,719      168,056,361
                             ----------     ---------        ----------      ---------      ----------      -----------
Decreases:
   Distributions and
     withdrawals                628,539       567,705           198,810        135,666       2,075,135       52,814,762
                             ----------     ---------        ----------      ---------      ----------       ----------
Investments,
     December 31, 1997
     (Cont'd.)              $12,710,057    $5,002,929       $12,250,177     $1,803,399     $42,325,839     $733,468,995
                             ==========     =========        ==========      =========      ==========     ============
Increases:
   Employee contributions       936,160       320,130           993,592        127,776       2,864,236       34,257,189
   Employer contributions       279,070       101,418           292,960         44,982         872,915       10,434,445
   Transfers from
     affiliated pension
     plans                       66,924        41,543            94,021          -             170,001        4,002,848
   Transfers between
      investment funds         (201,588)      136,082            (5,429)     1,335,439       7,699,056          -
   Interest on loans             22,513         6,416            19,549          2,509          50,729          767,367
   Net investment gain         (758,581)       83,335           209,759        123,736       1,975,576       44,480,508
                             ----------     ---------        ----------      ---------      ----------
                                344,498       688,924         1,604,452      1,634,442      13,632,513       93,942,357
                             ----------     ---------        ----------      ---------      ----------       ----------
Decreases:
   Distributions and
     withdrawals                364,697       439,128           885,601        138,106       1,818,204       39,396,386
                             ----------     ---------        ----------      ---------      ----------       ----------
   Investment transfer
     to State Street
     Bank on
     September 30, 1998      12,689,858     5,252,725        12,969,028      3,299,735      54,140,148      788,014,966
                             ----------     ---------        ----------      ---------      ----------       ----------
Investments,
     October 1, 1998         $    -         $   -            $    -          $   -          $    -         $        -
                             ==========     =========        ==========      =========      ==========     ============



                                       11b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued


                            Fidelity
                           Retirement     Fidelity    Diversified    Interest                  Fidelity     Overseas
                          Growth Fund   Puritan Fund   Bond Fund*   Income Fund   GPU Stock    OTC Fund*    Fund

Investments,
October 1, 1998            $      -      $      -      $     -      $      -       $     -     $     -     $   -
                           ===========   ===========   ==========   ===========  ==========    =========   ==========
$    -

Increases:
   Employee
     contributions        $    665,500  $    607,063    $ 307,299  $ 1,562,958     $ 315,198  $   231,084     $90,893
   Employer
     contributions             191,049       187,795      117,634     836,269        106,979       67,909      26,647
   Transfers from
     affiliated
     pension plans              59,888        57,116        -          245,206        25,609         -           -
   Transfers between
     investment funds          940,622      (278,159)     225,038   (4,091,277)     (805,174)    (142,617)   (377,352)
   Interest on loans            17,251        12,058        8,155       52,524        10,803        7,007       2,611
   Net investment gain      10,610,828     6,404,774      (42,701)   2,728,959     1,196,525    4,305,344     704,557
   Investment transfer
     from State Street
     Bank on
     September 30,
     1998                   48,164,843    50,593,469   27,759,151  190,336,448    23,670,524   14,947,188   4,021,733
                           -----------   -----------    ---------  -----------    ----------   ----------   ---------
                            60,649,981    57,584,116   28,374,576  191,671,087    24,520,464   19,415,915   4,469,089
                           -----------   -----------    ----------  ---------    ----------    ----------   ---------
Decreases:
   Distributions and
     withdrawals             1,160,525       419,634      723,821    5,739,765       443,558      114,503      66,557
                           -----------   -----------    ---------   ----------    ----------    ----------  ---------
Investments,
 December 1, 1998         $ 59,489,456  $ 57,164,482  $27,650,755 $185,931,322   $24,076,906  $19,301,412  $4,402,532
                           ===========   ===========  ==========   ==========    ==========    ==========   =========
                                                                       Small                    Mutual   Aggressive
                          Conservative     S&P 500      Moderate     Capital     International  Fund     Growth
                          Growth Fund*   Index Fund*  Growth Fund*  Equity Fund* Equity Fund*   Window*   Fund*           Total
Investments,               -----------   -----------   ----------   ----------  ----------   ----------    ----------   -----------

     October 31, 1998     $      -      $      -       $     -      $     -     $     -       $     -    $     -       $    -
     Increases: (Cont'd.)
                           ===========   ===========   ===========  ===========  ==========  ==========    ========     ===========
   Employee
     contributions       $     46,083  $  2,985,213   $ 1,946,550    $ 606,566  $  200,432     $  -         $ 310,260  $  9,875,099
   Employer
     contributions             18,901     1,019,179       697,204       92,145      69,729        -           109,942     3,541,382
   Transfers from
     affiliated
     pension plans             40,845        75,674        56,020       20,518       5,263        -            14,579       600,718
   Transfers
     between
     investment
     Funds                  3,314,783    (3,785,881)   (1,600,892)  (1,119,866)    440,609      2,696,437   4,583,729          -
   Interest on
     loans                        966        79,293        54,050       13,232       4,873         -            6,975       269,798
   Net investment
     gain                     335,281    45,915,369    19,623,462    5,713,648   1,576,980        146,768   2,435,336   101,655,130
   Investment transfer
    from State Street
    Bank on
    September 30,
    1998                    3,300,012   215,173,640   160,787,906   27,619,148   8,667,836        -        12,973,068   788,014,966
                           -----------   -----------   ----------   ----------  ----------   ----------    ----------   -----------
                            7,056,871   261,462,487   181,564,300   32,945,391  10,965,722      2,843,205  20,433,889   903,957,093
Decreases:
                           -----------   -----------   ----------   ----------  ----------   ----------   ----------   ------------
   Distributions
     and withdrawals          232,728     3,555,484     2,955,086      365,005     119,836        -           217,764     16,114,266
                           ----------    -----------   ----------  ----------  ----------    ----------   -----------  ------------
Investments,
     December 31, 1998   $  6,824,143  $257,907,003  $178,609,214  $32,580,386 $10,845,886    $ 2,843,205 $20,216,125   $887,842,827
                          ===========  ===========    ===========  =========== ==========      ========== ===========   ===========
*  Represents new investment options avlable in Master Trust under State Street Bank





                                                                  11c




                  NOTES TO THE FINANCIAL STATEMENTS, Continued


3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows:

                                      Fidelity                        Fidelity
                                     Retirement      Fidelity       Intermediate    Interest                     OTC
                                    Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock   Port. Fund
                                    ----------      ----------       ---------     ----------     ---------  -----------

Dividends                          $ 5,875,950     $21,028,204      $1,172,868          -        $1,188,760   $2,702,555
Interest income                          -               -               -        $ 8,140,794         4,416          -
Net appreciation (depreciation)
   in fair value of investments     25,876,192      (6,925,010)        593,625      2,728,959       985,309    4,720,491
                                    ----------      ----------       ---------     ----------     ---------  -----------

     Net investment gains
     /(losses)                     $31,752,142     $14,103,194      $1,766,493    $10,869,753    $2,178,485   $7,423,046
                                    ==========      ==========       =========    ==========     =========     =========

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows:


                                      Fidelity                        Fidelity
                                     Retirement      Fidelity       Intermediate    Interest                     OTC
                                    Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock   Port. Fund
                                    ----------      ----------       ---------     ----------     ---------  -----------

Dividends                          $32,367,031     $16,944,385      $1,558,632          -        $1,092,416   $2,671,877
Interest income                          -               -               -        $11,260,426         -             -
Net appreciation (depreciation)
   in fair value of investments     (2,780,141)     21,620,262         220,977          -         4,843,351      119,496
                                    ----------      ----------       ---------     ----------     ---------   ----------

     Net investment gains          $29,586,890     $38,564,647      $1,779,609    $11,260,426    $5,935,767   $2,791,373
                                    ==========      ==========       =========     ==========     =========   =========


*    Represents new investment options available in Master Trust under State Street Bank


                                       12a



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):

                                                                                                     Fidelity
                                     Overseas      Asset Manager    Asset Manager   Asset Manager    US Equity    International
                                       Fund            Fund          Growth Fund    Income Fund      Index Fund    Equity Fund*
                                    ----------      ----------       ---------      ----------     ---------     ------------

Dividends                           $    85,084     $   130,370           -         $    71,779         -               -
Interest income                           -              -                -               -             -               -
Net appreciation (depreciation)
   in fair value of investments        (139,108)        (47,035)     $  209,759          51,957    $1,975,576     $  1,576,980
                                     ----------      ----------       ---------      ----------     ---------     ------------

     Net investment
     gains/(losses)                 $   (54,024)    $    83,335      $  209,759     $   123,736    $1,975,576     $ 1,576,980
                                     ==========      ==========       =========      ==========     =========     ===========


The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows (Cont'd.):

                                                                                                     Fidelity
                                      Overseas      Asset Manager    Asset Manager   Asset Manager   US Equity
                                        Fund            Fund          Growth Fund     Income Fund    Index Fund       Total
                                    ----------        ----------       ---------      ----------     ---------     ------------

Dividends                           $   627,790     $   108,071      $  444,772     $ 1,277,646        -          $ 57,092,620
Interest income                          -               -               -               -             -            11,260,426
Net appreciation (depreciation)
   in fair value of investments         267,431          44,815         398,308         759,839    $8,062,850       33,557,188
                                     ----------      ----------       ---------      ----------     ---------      -----------

     Net investment gains           $   895,221     $   152,886      $  843,080     $ 2,037,485    $8,062,850     $101,910,234
                                   ============      ==========      ==========       =========    ==========     ============

*    Represents new investment options available in Master Trust under State Street Bank





                                       12b


                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):


                 Mutual Fund    Aggressive     Conservative     S&P 500     Moderate      Small Capital  Diversified
                   Window*     Growth Fund*    Growth Fund*   Index Fund*   Growth Fund*   Equity Fund*  Bond Fund*       Total
                  ----------    ----------      ---------      ----------    ----------     -----------   ----------    ----------

Dividends              -             -               -              -             -               -            -      $ 32,255,570
Interest income     $146,768         -               -              -             -               -            -         8,291,978
Net appreciation
 (depreciation)
 in fair
 value of
 investments           -       $ 2,435,336     $  335,281     $45,915,369   $19,623,462    $  5,713,648  $   (42,701)  105,588,090
                  ----------    ----------      ---------      ----------    ----------     -----------   ----------    ----------

  Net
  investment
  gains/(losses)    $146,768   $ 2,435,336     $  335,281     $45,915,369   $19,623,462    $  5,713,648  $   (42,701) $146,135,638
                  ==========    ==========      =========      ==========    ==========     ===========   ==========   ===========


* Represents new investment options available in Master Trust under State Street Bank.

                                       12c

                                     -------

4.       Party-In-Interest Transactions

         Certain Plan investments are, and were, shares of mutual funds managed by State Street Bank and formerly Fidelity Investments. State Street Bank is, and Fidelity Investments was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.       Tax Status

         The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has amended since receiving the determination letter. However, due to moderate modifications, the plan administrator believes that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

6.       Plan Amendments

         The Plan was amended and restated in order to incorporate an increased matching contribution, effective June 1, 1998. The Company agreed to increase the match from 25% to 50% of an employee's contributions up to 4% of base compensation.



                                    Continued

                                    GPU, INC.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
           EMPLOYEES REPRESENTED BY IBEW LOCAL 459 AND UWUA LOCAL 180






Signature                                                   Page 2



Consent of Independent Accountant                           Exhibit 23


Report on Audits of Financial Statements                    Exhibit 28
     for the Years Ended December 31, 1998
     and 1997

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                              GPU, INC.

                              GPU Companies  Employee Savings
                              Plan for Employees  Represented
                              by IBEW  Local 459 & UWUA Local
                              180





Date:  June 29, 1999          By:  /s/ C. B. Snyder
                                   --------------------
                                  C. B. Snyder
                                  Chairperson
                                  Administrative Committee



                                        2